Exhibit 95

Mine Safety Disclosure

The following disclosures are provided pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Item 104 of Regulation S-K, which require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). The disclosures reflect our U.S. mining operations at the Gold Bar mine only, as the requirements of the Act and Item 104 of Regulation S-K do not apply to our mines operated outside the United States.

Whenever the Federal Mine Safety and Health Administration (“MSHA”) believes a violation of the Mine Act, any health or safety standard or any regulation has occurred, it may issue a citation which describes the alleged violation and fixes a time within which the mining operator must abate the alleged violation.  The citation may include a civil penalty or fine.

The table below reflects citations and orders issued to our subsidiary, McEwen Mining Nevada Inc., which may be considered an operator under the Mine Act, by MSHA during the quarter ended June 30, 2022. The proposed assessments for the quarter ended June 30, 2022, were taken from the MSHA data retrieval system.

Mine or Operation (1)
Gold Bar Mine
MSHA ID #26-02818
Total # of “Significant and Substantial” Violations Under §104(a) (2)	2
Total # of Orders Issued Under §104(b)	—
Total # of Citations and Orders Issued Under §104(d)	—
Total # of Flagrant Violations Under §110(b)	—
Total # of Imminent Danger Orders Under §107(a)	—
Total Amount of Proposed Assessments from MSHA under the Mine Act	$—
Total # of Mining-Related Fatalities(2)	—
Received Notice of Pattern of Violations under Section 104(e)	No
Received Notice of Potential to have Patterns under Section 104(e)	No
Pending Legal Actions	1
Legal Actions Instituted	—
Legal Actions Resolved	—

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(1)MSHA assigns an identification number to each mine or operation and may or may not assign separate identification numbers to related facilities. The definition of “mine” under section 3 of the Mine Act includes the mine, as well as roads, land, structures, facilities, equipment, machines, tools, and minerals preparation facilities used in or resulting from the work of extracting minerals.

(2)    Of the two citations noted above, one was given to a contractor working on site, and the second given to the Company is being contested, as the designation of it being an S&S violation was based on incorrect interpretation of the situation

Additional information about the Act and MSHA references used in the table are as follows:

•

Section 104(a) S&S Citations: Citations received from MSHA under section 104(a) of the Mine Act for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard.

•

Section 104(b) Orders: Orders issued by MSHA under section 104(b) of the Mine Act, which represents a failure to abate a citation under section 104(a) within the period of time prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines that the violation has been abated.

•

Section 104(d) S&S Citations and Orders: Citations and orders issued by MSHA under section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory, significant and substantial health or safety standards.

•	Section 110(b)(2) Violations: Flagrant violations issued by MSHA under section 110(b)(2) of the Mine Act.
•	Section 107(a) Orders: Orders issued by MSHA under section 107(a) of the Mine Act for situations in which MSHA determined an “imminent danger” (as defined by MSHA) existed.